Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 9, 2022 to Prospectus dated June 26, 2020

Registration No. 333-239467

DOMINION ENERGY, INC.

FINAL TERM SHEET

August 9, 2022

	2022 Series A 4.35% Senior Notes due 2032	2022 Series B 4.85% Senior Notes due 2052
Principal Amount:	$400,000,000	$600,000,000
Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook) / BBB (stable outlook) / BBB+ (stable outlook)	Baa2 (stable outlook) / BBB (stable outlook) / BBB+ (stable outlook)
Trade Date:	August 9, 2022	August 9, 2022
Settlement Date (T+8)**:	August 19, 2022	August 19, 2022
Final Maturity Date:	August 15, 2032	August 15, 2052
Interest Payment Dates:	August 15 and February 15	August 15 and February 15
First Interest Payment Date:	February 15, 2023	February 15, 2023
Optional Redemption:	Make Whole Call at T+25 bps prior to May 15, 2032; Par Call on or after May 15, 2032	Make Whole Call at T+30 bps prior to February 15, 2052; Par Call on or after February 15, 2052
Benchmark Treasury:	2.875% due May 15, 2032	2.250% due February 15, 2052
Benchmark Treasury Yield:	2.785%	3.033%
Spread to Benchmark Treasury:	+165 bps	+190 bps
Reoffer Yield:	4.435%	4.933%
Coupon:	4.35%	4.85%
Price to Public:	99.321% of the principal amount	98.708% of the principal amount
Proceeds to the Company Before Expenses:	98.671% of the principal amount	97.833% of the principal amount
CUSIP/ISIN:	25746UDP1 / US25746UDP12	25746UDQ9 / US25746UDQ94
Joint Book-Running Managers:	BNP Paribas Securities Corp., BofA Securities, Inc., Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC, Barclays Capital Inc., Morgan Stanley & Co. LLC, TD Securities (USA) LLC
Co-Managers:	CIBC World Markets Corp., Bancroft Capital, LLC and R. Seelaus & Co., LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated August 9, 2022, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll-free)
BofA Securities, Inc.	1-800-294-1322 (toll-free)
Credit Suisse Securities (USA) LLC	1-800-221-1037 (toll-free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll-free)
Barclays Capital Inc.	1-888-603-5847 (toll-free)
Morgan Stanley & Co. LLC	1-866-718-1649 (toll-free)
TD Securities (USA) LLC	1-855-495-9846 (toll-free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the eighth business day following the date of this final term sheet (this settlement cycle being referred to as “T+8”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding five business days will be required, by virtue of the fact that the Senior Notes initially will settle in T+8, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.